FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

2010 Annual General Meeting Materials.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X             FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 22, 2010

     BY:

            Chris Robbins

It’s       Vice President

(Title)

ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

June 22, 2010

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

1.

Chris Robbins

Per:

Chris Robbins

Vice  President

ANGLO SWISS RESOURCES INC.

INFORMATION CIRCULAR

Unless otherwise specified herein, this Information Circular contains information as at April 30, 2010.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anglo Swiss Resources Inc. (the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders of the Company to be held on May 28, 2010 at 10:00 a.m. at the boardroom of Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.  The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute Instruments of Proxy.

Because many of the Company’s shareholders are unable to attend the Meeting in person, the Board of Directors solicits proxies by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting.  Shareholders who expect to be unable to attend the Meeting in person should:

(a)

read this Information Circular carefully;

(b)

specify their choice on each matter by marking the appropriate box on the enclosed Instrument of Proxy; and

(c)

Sign, date and return the Instrument of Proxy to the Company’s Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (facsimile in North America 1-866-249-7775; outside North America 416-263-9524) before 10 AM Pacific time on Wednesday, May 26, 2010.

(d)

To be valid, the Instrument of Proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing or, where the shareholder is a Company, by a duly authorized and appointed officer, attorney or representative of the Company.  If the Instrument of Proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy.

APPOINTMENT AND VOTING OF PROXIES

The persons named in the enclosed Instrument of Proxy are directors and/or officers of the Company.  A shareholder has the right to appoint another person to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of the shareholder’s nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.  The proxyholder will, if the instructions contained in the Instrument of Proxy are certain and if the Instrument of Proxy is duly completed and delivered and has not been revoked, be voted on any poll, and where a choice is specified with respect to any matter to be acted upon, the shares represented by the proxy will be voted on any poll in accordance with the specifications so made.  Unless otherwise indicated by the shareholder, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated in the Instrument of Proxy.  The Instrument of Proxy also confers upon the proxyholder discretionary authority to vote all shares represented by the proxy with respect to amendments or variations to matters identified in the notice or any other matter that properly comes before the Meeting.  At the time of printing this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by:

(a)

signing an Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)

signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed, as set out in the notes to the Instrument of Proxy) and either delivering the same to the registered office of the Company at P.O. Box 10026, Pacific Centre South, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it at which the Instrument of Proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Instrument of Proxy is to be used shall have been taken;

(c)

attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such Instrument of Proxy shall be deemed to have been revoked; or

(d)

In any other manner provided by law.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management.  The Company will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 “Continuous Disclosure Obligations” sets out the procedures for a shareholder to receive financial statements. If you wish to receive financial statements, you may use the enclosed form or provide instructions in any other written format. Registered shareholders must also provide written instructions in order to decline to receive the financial statements.

ADVICE TO BENEFICIAL SHAREHOLDERS

The Information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who hold their Common Shares through their brokers, intermediaries, trustees, or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder’s meetings.  The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or agent of the broker) is substantially similar to the Instrument of proxy provided directly to registered shareholders by the Company.  However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge, formerly Investor Communications ("ADP”) in Canada.  BROADRIDGE typically prepares a machine-readable voting instructions form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to BROADRIDGE, or otherwise communicate voting instructions to BROADRIDGE (by way of the Internet or telephone, for example).  BROADRIDGE then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives a BROADRIDGE voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to BROADRIDGE (or other instructions respecting the voting of Common Shares must otherwise be communicated to BROADRIDGE) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker of other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or their broker’s agent) in accordance with the instructions provided by the broker.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

QUORUM

Two holders of shares in the Company entitled to vote at the Meeting present in person or represented by proxy, holding in aggregate not less than 5% of the issued and outstanding shares of the Company, shall constitute a quorum.

EFFECTIVE DATE

The effective date of this Management Information Circular and the information contained herein is April 30, 2010 (the “Effective Date”).

VOTING SHARES OF THE COMPANY AND PRINCIPAL HOLDERS THEREOF

At the close of business on April 22, 2010, 138,321,128 common shares without par value of the Company were issued and outstanding, each such share carrying the right to one vote at the meeting.  There are no other classes of voting securities outstanding.  Only those holders of record of the Company’s common shares on April 22, 2010 are entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company as at April 30, 2010, there are no persons that, individually or together with other persons, beneficially own, directly or indirectly, or exercise control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The Board of Directors of the Company is currently comprised of five persons.  It is intended the number of Directors of the Company for the ensuing year will be comprised of four persons following the Meeting. The individuals named in the following table are proposed by management for re-election as Directors of the Company.  In accordance with the Articles of the Company, each Director elected will hold office until the next annual general meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a Director pursuant to the Company Act (British Columbia).  The persons named in the enclosed Instrument of Proxy intend to vote the common shares represented by proxies, in which either of them is designated a proxyholder, for the election of nominees named in the Instrument of Proxy, unless authority to vote for such persons is withheld.  In the unanticipated event that a nominee is unable to or declines to serve as a Director at the time of the Meeting, the proxies will be voted at the discretion of the proxyholder to elect another nominee if presented, or to reduce the number of Directors accordingly.  As of the date of this Information Circular, the Board of Directors is not aware of any nominee who is unable to or who intends to decline to serve as a Director, if elected. If any vacancies occur in the slate of nominees listed below before the Meeting, management will exercise discretion to vote the proxy for the election of any other person or person as directors.

As at the date of this Information Circular, the Company had not received any nominations for Directors under Section 111 of the Company Act (British Columbia) as set out in the Advance Notice of Annual General Meeting published in The Vancouver Sun newspaper on March 31, 2010.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name of Nominee, Municipality of Residence and Present Position with the Company	Principal Occupation	Date Appointed to the Board	Common Shares Owned
Leonard R. Danard(1)(2) Vancouver, British Columbia Chief Executive Officer, President and Director	Chief Executive Officer and President of the Company	December 14, 1992	1,908,520
Leroy R.T. Wolbaum(1,3) Nelson, British Columbia Director	Businessman	August 30, 1993	1,661,138
Christopher C. Robbins(2) Vancouver, British Columbia Vice President and Director	Vice President of the Company; Businessman	November 25, 1994	2,116,138
Tom Obradovich(1,3) Shanty Bay, Ontario Director	Businessman	November 12, 2009	550,000

(1)

A member of the Audit Finance Committee

(2)

A member of the Corporate Governance and Communications Committees

(3)

A member of the Compensation Committee

No proposed director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was the subject:

(a)

of a cease trade order;

(a)

an order similar to a cease trade order; or

(c)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to:

(a)

a cease trade order;

(b)

an order similar to a cease trade order; or

(c)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)

a Chief Executive Officer (“CEO”);

(b)

a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Leonard Danard, President and Chief Executive Officer, and Chris Robbins, Chief Financial Officer.

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

  to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

  to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

  to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. The Company is a mineral exploration company and will not be generating significant revenues from operations for a significant period of time. As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of base salary, performance bonus and stock option incentives. In most years there is an annual bonus paid in December in a uniform amount to each salaried staff member and officer reflecting achievement of overall corporate goals.

Purpose of Each Element of the Executive Compensation Program

The base salary of an NEO is intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed base salary, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals. A modest annual bonus is granted, in a uniform amount, to all full-time employees if the Company has been generally successful in conducting exploration in a cost effective manner, while incurring reasonable general and administrative expenses, and in raising the equity capital required from time to time to enable the Company to continue to possess adequate funding for those activities. Awards under this plan are made by way of cash payments only, which payment are made in December of each fiscal year.

Stock options are generally awarded to NEOs on an annual basis based on the Board’s assessment of the contribution of the NEO’s performance compared to the contribution of other option grant recipients. The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term. The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of the shareholders’

investments.

Determination of the Amount of Each Element of the Executive Compensation Program

The Board has established a Compensation Committee. The Committee is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Base Salary

The base salary review of each NEO takes into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the NEO. Base salary is not evaluated against a formal “peer group”. The Board relies on the general experience of its members in setting base salary amounts.

Performance Bonuses

The Board oversees the operation of the Corporation’s bonus plan, which at the current stage of the Company’s development and operations is very simple. A modest annual bonus is granted, in a uniform amount, to all full-time employees if the Company has been generally successful in conducting exploration in a cost-effective manner, while incurring reasonable general and administrative expenses, and in raising the equity capital required from time to time to enable the Company to continue to possess adequate funding for those activities. The Board relies on the general experience of its members in evaluating if these criteria have been met.

Stock Options

The Company has established a formal plan (the “Stock Option Plan”) under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. The Board determines which NEOs (and other persons) are entitled to participate in the Company’s Stock Option Plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price.

The Board relies on the general experience of its members in allocating grants among recipients. For further information regarding the Stock Option Plan refer to “Particulars of Matters to be Acted On – Stock Option Plan”.

The Board makes these determinations subject to the provisions of the existing Stock Option Plan and, where applicable, the policies of the TSX Venture Exchange.

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program.

The fixed base salary of each NEO, combined with the granting of stock options, has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Employment Agreements of Named Executive Officers; Change in Responsibilities

On January 29, 2008, the directors of the Company approved Executive Employment Agreements for two officers of the Company. These Agreements provide for combined annual base salaries totalling $216,000, payment of performance bonuses at the Company’s discretion, a benefits package and reimbursement of all expenses incurred in accordance with the Company’s reimbursement policy.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the most recently completed financial year

Name and Principal Position in 2008 Fiscal Year	Year	Annual Compensation			Non-equity incentive plan compensation ($)	Pension Value & Other
		Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual Long-term Incentive Incentive plans plans
Leonard Danard Chief Executive Officer and President	2009 2008	120,000 120,000	Nil Nil	Nil Nil	Nil Nil Nil Nil	Nil
	2007	120,000	Nil	Nil	Nil Nil	Nil
Christopher Robbins Vice-President and Financial Officer	2009 2008 2007	96,000 96,000 96,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the NEOs of the Company:

	Option-based Awards				Share-based Awards
Name	Option Exercise price ($)	Number of securities underlying unexercised options#	Option Expiry Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Leonard R. Danard Chief Executive Officer, President and Director	0.14 0.25 0.10 0.11	1,745,000 1,500,000 1,200,000 2,000,000	04/28/2014 06/18/2013 07/18/2012 11/17/2010	410,075 187,500 330,000 530,000	Nil Nil Nil Nil	Nil Nil Nil Nil
Christopher C. Robbins Vice President and Director	0.14 0.25 0.10 0.11	800,000 750,000 1,300,000 2,000,000	04/28/2014 06/18/2013 07/18/2012 11/17/2010	188,000 93,750 357,500 530,000	Nil Nil Nil Nil	Nil Nil Nil Nil

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

There were no option-based awards and share-based awards granted or which vested to the benefit of any NEO during the most recently completed financial year.

Pension Plan Benefits

The Company does not have a Defined Benefits Pension Plan, a Defined Contributions Pension Plan or a Deferred Compensation Plan.

Termination and Change of Control Benefits

During the most recently completed financial year there were no employment contracts, agreement, plans or arrangements for payments to an NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year:

Name of Optionee	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Leroy R.T. Wolbaum Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Tom Obradovich Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Edward J Nunn Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Greg Pendura Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Option Exercise price ($)	Number of securities underlying unexercised options#	Option Expiry Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Leroy R.T. Wolbaum Director	0.14 0.25 0.10 0.11	500,000 500,000 200,000 200,000	04/28/2014 06/18/2013 03/13/2012 11/17/2010	117,500 62,500 55,000 53,000	Nil Nil Nil Nil	N/A N/A N/A N/A
Edward J Nunn Director	0.27 0.25 0.14	500,000 750,000 100,000	03/11/2012 06/18/2013 04/28/2014	52,500 93,750 23,500	Nil Nil Nil	N/A N/A N/A
Greg Pendura Director	0.10 0.25 0.14	750,000 1,000,000 550,000	03/13/2012 06/18/2013 04/28/2014	206,250 125,000 129,250	Nil Nil Nil	N/A N/A N/A
Tom Obradovich Director	0.30	2,000,000	11/12/2014	150,000	Nil	N/A

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

There were no option-based awards or share-based awards granted to or vested to the directors of the Company during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	15,538,126	$0.14	6,711,874
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	Nil	$0.14	6,711,874

Compensation of Directors

The Company has not considered to to compensate its directors and/or officers with a Directors and Officers Compensation package for services rendered in that capacity effective from the Annual General Meeting of the Company held on May 28, 2010 through to the completion of the current year being served. No other compensation was paid to the Directors during the fiscal year ending December 31, 2009, in their capacity as Directors, other than in the form of stock option grants as described below.  See “Executive Compensation” for disclosure of the compensation paid to the named executive officers.

STATEMENT ON CORPORATE GOVERNANCE

The Company has generally adopted the guidelines for effective corporate governance proposed by The Toronto Stock Exchange and the Toronto Venture Exchange (collectively, the “Guidelines”).  The Guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance.  The Company’s approach to corporate governance is set forth below under the Corporate Governance Committee.

Mandate of the Corporate Governance Committee

The Corporate Governance Committee currently consists of Leonard Danard and Christopher Robbins.  The mandate of the Committee is to manage corporate governance matters pertaining to the business and affairs of the Company.  In fulfilling its mandate, the Committee oversees the development and application of policies regarding corporate governance and dealing with corporate governance issues and is responsible for:

(e)

adoption of a strategic planning process for the Company;

(f)

identification of the principal risks of the Company’s business and ensuring the implementation of the appropriate systems to manage these risks;

(g)

succession planning for the Company, including identifying, appointing, training and monitoring senior management;

(h)

overseeing the integrity of the Company’s internal controls and management information systems; and

(i)

maintaining a continuing dialogue with management in order to ensure the ability to respond to changes, both internal and external, which may affect the Company and its business operations from time to time.

In carrying out its mandate the Committee holds at least four regular meetings annually, and from its members has established four committees with specific responsibilities, namely an Audit Committee, a Corporate Governance Committee, a Compensation Committee and a Communications Committee.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company’s business and the opportunities or risks which the Company faces from time to time.

Standing Committees

To assist in the discharge of its responsibilities, the Board has designated four standing committees:

The Audit and Finance Committee consists of Leonard Danard, Leroy Wolbaum and Greg Pendura.  Of these three Directors, Mr. Danard is involved in the daily operations of the Company and Mr. Wolbaum, one of the two independent directors, is the Chairman of the Audit Committee. See “Audit Committee Charter” attached as Schedule B.

The Corporate Governance Committee consists of Christopher Robbins and Leonard Danard. This Committee provides guidance to the Board in relation to the responsibilities within National Instrument 52-109.  The Company has adopted a “Code of Ethics” and “Whistle Blower” procedures; both of which can be viewed at the Company’s website at www.anglo-swiss.com.

The Communications Committee consists of Christopher Robbins and Len Danard.  This Committee is responsible for overseeing the Company’s need to provide timely discharge of information to shareholders, media representatives and relevant regulatory agencies, among others.

The Compensation Committee is responsible for setting the remuneration of the Company’s management with respect to their responsibilities within comparable industry standards. Leroy Wolbaum and Greg Pendura are the members of the Compensation Committee.

National Instrument 58-101 Disclosure of Corporate Governance Practices

1. Board of Directors

The Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Corporation and to oversee and provide direction to management of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation satisfies its obligations on an ongoing basis. In overseeing the conduct of the business, the Board, through the President, shall set the standards of conduct for the Corporation.

The Board is currently comprised of five directors, Len Danard, Leroy Wolbaum, Chris Robbins, Tom Obradovich and Greg Pendura. Three of the members of the Board, Leroy Wolbaum, Tom Obradovich and Greg Pendura are independent directors. Len Danard, President and CEO and Chris Robbins, Vice President are not independent members of the Board as they are considered to have a material relationship with the Corporation by virtue of their positions as officers of the Corporation.

There are no restrictions on members of the Board acting as officers or directors of other public or private companies. At the time of this report, Leroy Wolbaum, Tom Obradovich and Greg Pendura are serving as directors or officers of other reporting issuers.

2. Legal Requirements

The Board has the responsibility to ensure that legal obligations of the Corporation have been met and that the documents and records of the Corporation have been properly prepared, approved and maintained. The Board also has the legal responsibilities to:

a. manage the business and affairs of the Corporation;

b. act honesty and in good faith with a view to the best interests of the Corporation;

c. exercise the care, diligence and skill that a reasonable and prudent person would exercise in comparable circumstances; and

d. act in accordance with the provisions specified under the Business Corporations Act (British Columbia) and the regulations thereto, applicable securities legislations, other applicable legislation, regulations, and the terms of the Corporation's By-Laws.

The Board also has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

a. any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b. the filling of a vacancy on the Board or in the office of auditor;

c. the issuance of securities;

d. the declaration of dividends;

e. the purchase, redemption or any other form of acquisition of outstanding shares of the Corporation;

f. the payment of a commission to any person in consideration for purchasing or agreeing to purchase shares of the Corporation directly from the Corporation, or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g. the approval of management proxy circulars;

h. the approval of any take-over bid circular or director's circular;

i. the approval of financial statements of the Corporation;

j. the adoption, amendment or repeal of the Articles or By-Laws of the Corporation;

k. the approval of all press releases prior to dissemination to the public; and

l. the approval of all presentation or marketing materials.

3. Orientation and Continuing Education

The Corporation does not provide a formal orientation or education program for new directors. However, directors are provided with access to documents from external regulatory authorities relating to the responsibilities of directors.

4. Ethical Business Conduct

The Board is of the view that the fiduciary duties and restrictions placed upon individual directors by applicable laws as they relate to participation on Board decisions in which an individual director has an interest are sufficient to ensure that the Board operates independently of management and at all times acts in the best interests of the Corporation.

5. Nomination of Directors

The Board considers its size each year, taking into account the number of directors required to carry out the Board's duties effectively and to maintain a diversity of perspectives and experience. The Board does not have a nominating committee and these functions are currently performed collectively by the Board.

6. Committees and Compensation

The Board does not have a compensation committee at this time and no compensation is paid to any directors of the Corporation in that role. The Audit Committee is comprised of Leroy Wolbaum (Chairman), Len Danard and Greg Pendura.

7. Assessments

The contribution and effectiveness of the Board are evaluated on an informal basis through discussions amongst Board members.

Composition of the Board

The Guidelines recommend that a board of directors be constituted with a majority of individuals who come within the description of “unrelated directors”.  An “unrelated director” is defined as a director who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  The Guidelines also recommend that in the circumstances where a Company has a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors) the board of directors should include a number of directors who do not have interests in or relationships with the Company or the significant shareholder and which fairly reflects the investment in the Company by the shareholders other than the significant shareholder.

The Board has determined that of its five current Directors, three are considered to be unrelated Directors.  The Board considers the following individuals to be related Directors:  Leonard Danard because he is President and Chief Executive Officer and Christopher Robbins because he is Vice President and Chief Financial Officer.  The number of directors to be fixed for the coming year will be set at four, of whom two Directors are expected to be unrelated.  The Company does not have a significant shareholder, and the Board considers its size of four directors to be appropriate at the current time.  However, as the Articles of the Company and the Company Act (British Columbia) entitle the Board to appoint one additional Director before the next meeting of shareholders is held, the Board may use this power to add to the breadth of its experience and expertise.  The functions of the Committees of the Board of Directors are described above under the heading “Standing Committees”.

Aside from its Audit Committee, Corporate Governance Committee and Communications Committee and Compensation Committee, the Board has not designated any other committee.  Given there are currently only four members of the Board, the Board as a whole remains responsible for performing the functions that may otherwise be given to an executive committee.  The Board intends to remain sensitive to the changes required in corporate governance issues and will re-examine the need for additional measures, control mechanisms and structures (including committees) from time to time as the Company resources permit.

Decisions Requiring Prior Board Approval

In addition to matters which must, by law or by the Articles of the Company, be approved by the Board, management is required to seek Board approval for major transactions.

Other Directorships

The following directors of the Company are also directors of the following other reporting issuers:

Leroy Wolbaum	Mart Resources Inc.
Greg Pendura	Global Green Matrix Corp.

Nomination for New Directors

The Company does not currently provide a formal orientation program for new Directors.  However, it is the Board’s intention that as and when a new nominee is identified, they will ensure that a full program of orientation and education is provided for the nominee, including (but not limited to) provision of a complete corporate history, including copies of past minutes of meetings of the Board of Directors, as well as information regarding the Company’s business and operations.

Outside Advice

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company.  The engagement of the outside professional advisor would be subject to approval of the Board acting in discharge of its duties to manage corporate governance matters.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Audit Committee Charter

The Board has adopted an Audit Committee Charter, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The Audit Committee Charter is attached as Schedule B to this Information Circular.

Composition

As the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer. As a result, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) of NI 52-110.

The Audit Committee consists of the following three (3) directors. Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent(1)	Financially Literate(2)
Leroy Wolbaum	Yes	Yes
Greg Pendura	Yes	Yes
Len Danard	No	Yes

(1) A member of the Audit Committee is independent if he or she has no direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. An executive officer of the Company, such as the President, is deemed to have a material relationship with the Company.

(2) A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE

Leroy Wolbaum

Mr. Wolbaum has been a director of the Company since August 30, 1993.  He resides in Nelson, British Columbia and is the Company’s liaison for the Kenville and Blu Starr properties.  Mr. Wolbaum has extensive corporate experience as he has served on a number of boards for various public listed companies over the years.  Mr. Wolbaum is 65 years old.

Greg Pendura

Mr. Pendura has more than 35 years of experience in founding, financing and advising emerging private and public companies. Mr. Pendura has spent the last 12 years in the public sector with Resin Systems Inc.  An original founder of the company he recently retired as President, CEO and Chairman of the Board.  During his tenure with Resin Systems Inc., he was instrumental in the company achieving a market capitalization of over $200 million as well as raising in excess of $100 million during its formative years. Mr. Pendura is 62 years old.

Len Danard

Mr. Danard is a director and President and CEO of the Company.  He has held this position since December 14, 1992.  Prior to this date he was president of a private company, which held the Kenville mine property, the Company’s main asset.  He has spent in excess of 20 years in the resource sector where he held various senior management positions.  Mr. Danard is 62 years old.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All other Fees(4)
December 31, 2009	25,000	NIL	2,500	NIL
December 31, 2008	23,000	NIL	2,500	NIL

(1) The aggregate fees billed by the Company’s auditor for audit fees.

(2) The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3) The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning. These comprise fees for the preparation of tax and information returns to federal tax authorities in Canada and the USA.

(4) The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has any indebtedness to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the Directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, has or has had any material interest, direct or indirect, in any transaction during the past year, or in any proposed transaction, which has materially affected or will materially affect the Company, other than as disclosed herein.

APPOINTMENT OF AUDITORS

De Visser Gray, Chartered Accountants replaced PricewaterhouseCoopers LLP, Chartered Accountants by mutual agreement for the year ended December 31, 2006.  De Visser Gray will continue as Auditors until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the Directors.

The persons named in the enclosed Instrument of Proxy intend to vote the common shares represented by proxy for which either of them are appointed proxy holder, for the Company to appoint new auditors at remuneration to be fixed by the Board of Directors.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1.

Financial Statements
To receive the annual report, consisting of the report of the directors, the audited financial statements of the Company for the year ended December 31, 2009 and the report of the auditors thereon.

2.

Appointment of Auditors
To appoint De Visser Gray Chartered Accountants, as auditors for the ensuing year and to authorize the directors to appoint new auditors and fix the auditors’ remuneration for the ensuing year.

3.

Board of Directors
To fix the number of directors for the ensuing year at four (4). Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the board of directors at four members for the ensuing year.  In order to be effective, the resolution requires a majority of the votes cast by shareholders who vote in respect of the resolution.

4.

Election of Directors
To elect directors for the ensuing year.  Management does not contemplate that any of such nominees will be unable to serve as directors: however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors.  Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-laws of the Company. Unless otherwise directed, it is the intention of the Management Designees to vote proxies  in the accompanying form in favour of the ordinary resolution fixing the number of directors at  four members and the election of nominees hereinafter set forth, as a group, as directors for the ensuing year.

5.

Adoption of a new Stock Option Plan

The Company is proposing to revise the 2009 Stock Option Plan with the 2010 Stock Option Plan, both being fixed number stock option plans  (the “2010 Plan”) attached hereto as Schedule A.

Disinterested Shareholders will be asked to consider and, if thought fit, to approve the 2010 Plan.  Management is of the view that it is in the best interests of the Company to implement the 2010 Plan.  The 2010 Plan, upon approval by a ¾ majority of the votes cast by disinterested shareholders of the Company present in person or by proxy at the Meeting and by the TSX Venture Exchange, will become effective upon such approval.

The 2010 Plan has been drafted to comply with Exchange policies as they exist as at the date of this Management Information Circular. It reserves 27,500,000 common shares for issuance pursuant to the exercise of options granted pursuant to the 2010 Plan being less than 20% of the number of common shares expected to be issued and outstanding as at the effective date of the 2010 Plan.  Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the 2010 Plan.

The 2010 Plan provides that eligible persons there under include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the 2010 Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The 2010 Plan shall be administered by the board of directors of the Company, or if appointed, by a special committee of directors appointed from time to time by the board of (the “Option Committee”). The board of directors will have authority to determine, among other things, the persons to whom options are granted and the number of such options.  At the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.10, shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercise-ability of the option. At a minimum, unless approval of the Exchange is received, options will vest in equal instalments, either monthly, quarterly or bi-annually, at the discretion of the board over a period of 18 months. Subject to any restrictions contained in the 2010 Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of the grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of the grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 90 days or until the option expiration date, whatever is earlier, after which time the options will terminate and be of no further force and effect. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of one year after the date of death and the option expiration date.

The 2010 Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any option to purchase common shares under any other share compensation arrangement. Under the 2010 Plan, the maximum number of common shares that may be issued to any one participant, or to any one insider and the insider’s associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 20% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the 2010 Plan.

A copy of the 2010 Plan is attached to this Information Circular as Schedule A.

To pass the proposed special resolution, an affirmative vote of not less than three-quarters of the votes cast by the disinterested shareholders of the Company present in person or by proxy at the Meeting is required.  In absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the special resolutions.

In the event the resolution is not passed, the existing 2009 Stock Option Plan will remain in effect with the issuance of a maximum of 22,250,000 options approved by the disinterested shareholders at the annual general meeting held June 18, 2008.

6.

Approval of Preceding Actions

To ratify, confirm and approve all acts, deeds and things done by and the preceding actions of the directors and officers of the Company on its behalf since the last annual general meeting of the Company.

7.

Other Matters

Management of the Company is not aware of any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting.  However, if other matters do properly come before the Meeting, the persons named in the accompanying Instrument of Proxy intend to vote on them in accordance with their best judgment.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, the 30th day of  April 2010.

BY ORDER OF THE BOARD OF DIRECTORS

“Leonard R. Danard”

Leonard R. Danard
Chief Executive Officer

Schedule A

ANGLO SWISS RESOURCES INC.

2010 STOCK OPTION PLAN

1.

PURPOSE OF THE PLAN

Anglo Swiss Resources Inc. (the “Company”) hereby establishes a stock option plan for directors, officers and Service Providers (as defined below) of the Company and its subsidiaries, to be known as the “Anglo Swiss Resources Inc. Stock Option Plan” (the “Plan”). The purpose of the Plan is to give to directors, officers and Service Providers, as additional compensation, the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the Board of Directors of the Company, to buy shares of the Company at a price equal to the Market Price (as defined below) prevailing on the date the option is granted.

2.

DEFINITIONS

In this Plan, the following terms have the following meanings:

2.1

“Associate” means an associate as defined in the Securities Act.

2.2

“Board” means the board of directors of the Company.

2.3

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty (50%) per cent of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

2.4

“Company” means Anglo Swiss Resources Inc. and its successors.

2.5

“Consultant” means:

(a)

any bona fide (as defined in the policies of the TSX Venture Exchange) person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company;

(b)

any bona fide (as defined in the policies of the TSX Venture Exchange) person who is providing on going management or consulting services to the Company or to any entity controlled by the Company indirectly through a company that is a Consultant under subsection 2.5(a).

2.6

“Employee” means a bona fide employee as defined in the policies or the TSX Venture Exchange.

2.7

“Exchanges” means the TSX Venture Exchange and, if applicable, the Toronto Stock Exchange and any other stock exchange on which the Shares are listed.

2.8

“Expiry Date” means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

2.9

“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

2.10

“Insider” means:

(a)

an insider as defined in the Securities Act (British Columbia), other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b)

an Associate of any person who is an insider under subsection (a).

2.11

“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 96 of the Securities Act.

2.12

“Market Price” of Shares at any Grant Date means the date as defined in the policies of the Exchange or if applicable, the Toronto Stock Exchange.

2.13

“Option” means an option to purchase Shares granted pursuant to this Plan.

2.14

“Option Agreement” means an agreement, in the form attached hereto as Schedule “A”, whereby the Company grants to an Optionee an Option.

2.15

“Optionee” means each of the directors, officers, employees and Consultants granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchanges, an Optionee may also be a corporation wholly owned by an individual eligible for an Option grant pursuant to this Plan.

2.16

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

2.17

“Option Shares” means the aggregate number of Shares which an Optionee may purchase under an Option.

2.18

“Plan” means this Anglo Swiss Resources Inc. Stock Option Plan.

2.19

“Shares” means the common shares in the capital of the Company as constituted on the date of this agreement provided that, in the event of any adjustment pursuant to section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

2.20

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418 as amended.

2.21

“Un-issued Option Shares” means the number of Shares, at a particular time, which has been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

2.22

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.

GRANT OF OPTIONS

3.1

Option Terms

The Board may from time to time authorize the issue of options to directors, officers and Service Providers of the Company and its subsidiaries. The Option Price under each Option shall be not less than the Market Price on the Grant Date. The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date. Options shall not be assignable (or transferable) by the Optionee.

3.2

Limits on Shares Issuable on Exercise of Options

The maximum number of Shares which may be issuable pursuant to options granted under the Plan shall be 27,500,000 shares. The number of shares issuable to any one Optionee under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, shall not exceed 5% of the total number of issued and outstanding shares on a non-diluted basis. The number of Shares which may be reserved for issue pursuant to options granted to Insiders under the Plan, together with all of the Company’s other previously established or proposed shares compensation arrangements, in aggregate, shall not exceed 20% of the total number of issued and outstanding Shares on a non-diluted basis. The number of Shares which may be issuable under the Plan together with all of the Company’s other previously established or proposed share compensation arrangements, within a one-year period:

(a)

to any one Optionee, who is an Insider and any Associates of such insider, shall not exceed 5% of the outstanding issue;

(b)

no more than 2% of the issued shares of the Company may be granted to any one Consultant in any 12 month period;

(c)

no more than an aggregate of 2% of the issued shares of the Company may be granted to all employees conducting investor relations activities, in any 12 month period. For the purposes of subsection (a) above, “outstanding issue” is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question; excluding Shares issued pursuant to Share compensation arrangements over the preceding one-year period.

3.3

Option Agreements

Each Option shall be confirmed by the execution of an Option agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

3.4

Minimum Exercise Price

The Minimum exercise price of an incentive stock option granted by the Issuer, must not be less than the Discounted Market Price. If, pursuant to Section 2.12 of the TSX Venture Exchange policy, the Issuer does not issue a press release to fix the price, the Discounted Market Price is the last closing price of the Listed Shares before the date of the stock option grant (less the applicable discount). The Issuer will not grant incentive stock options at less than $0.10 per share.

4.

EXERCISE OF OPTION

4.1

When Options may be exercised

Subject to Sections 4.3 and 4.4, an Option may be exercised to purchase any number of shares up to the number of Vested Unissued Option Shares at any time after the Grant Date up to 5:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2

Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option price for each such Share. Upon notice and payment there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan. Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

4.3

Vesting of Option Shares

The Board, subject to the policies of the TSX Venture Exchange, may determine and impose terms upon which each Option shall become Vested in respect of Option Shares. Current policies of the TSX Venture Exchange provide that minimum vesting requirements shall be 12.5% of the Option upon TSX Venture Exchange approval and 12.5% every three months thereafter which is the vesting period hereby adopted by the Board.

4.4

Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company’s subsidiaries, his or her Option shall be exercisable as follows:

(a)

Death

If the Optionee ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company, due to his or her death or, in the case of an Optionee that is a company, the death of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of

(i) 120 days after the date of death or Disability; and

(ii) the Expiry Date.

(b)

Termination for Cause

If the Optionee, or in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee’s employer, ceases to be a director, officer or Consultant of the Company or a subsidiary of the Company as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of the Optionee who satisfies the definition, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination,  whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)

Early Retirement-Voluntary Resignation or Termination Other than for Cause

If the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee’s employer ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company due to his or her retirement at the request of her or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Unissued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 30 days after the Optionee or, in the case of an Option granted to an Optionee who falls under the definition of Consultant set out in sub-paragraph 2.5(b), the Optionee’s employer, ceases to be a director, officer, employee or Consultant of the Company or a subsidiary of the Company. For greater certainty, an option that had not become Vested in respect of certain Unissued Option Shares at the time that the relevant event referred to in this paragraph 4.4  occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5 Exclusion from Several Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of an option granted to an Optionee who falls under the definition of Consultant set out in subsection 2.5(b), the Optionee’s employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option shares which were not Vested at that time or which, if Vested were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of or form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.6

Shares not Acquired

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a “Share Reorganization”) then effective immediately after the  record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date and

(ii)

a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted by multiplying (in) the number of Unissued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5. DISTRIBUTION

5.1

Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the company has determined to be outside the normal course); or

(d)

rights, options or warrants;

 then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a “Special Distribution”), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.2

Corporate Reorganization

Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the company, other than as described in sections 5.1;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company’s undertaking and assets become the property or another corporation;

(any such event being herein called a “Corporate Reorganization”) the Optionee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if; on the effective date thereof; he had been the holder of all Unissued Option shares or if appropriate, as otherwise determined by the Directors.

5.3

Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.4

Regulatory Approval

Any adjustment to the Option Price of the number of Unissued Option Shares, purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

5.5

Disinterested Shareholder

Disinterested Shareholder approval, as defined by the Exchange, will be obtained for any reduction in the exercise price if the Optionee is an Insider of the Company at the time of the proposed amendment.

6.

MISCELLANEOUS

6.1

Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2

Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution. Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval. The obligations of the Company to sell and deliver Shares in accordance with the Plan are subject to the approval of the Exchanges and any governmental authority having jurisdiction. If any Shares cannot be issued to any Optionee for any reason, including without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3

Administration of the Plan

The Board shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan. Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4

Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee. Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.5

Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the President or Secretary of the Company.

6.6

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.7

Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.8

No Assignment or Transfer

No Optionee may assign or transfer any of his or her rights under the Plan.

6.9

Rights of Optionee

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Unissued Option Shares (including, without limitation, voting gifts or any right to receive dividends, warrants or rights under any rights Offering).

6.10

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.11

Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the Province of British Columbia.

6.12

Time of Essence

Time is of the essence of this Plan and each Option agreement. No extension of time will be determined to be or to operate as a waiver of the essentiality of time.

6.13

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionee relative to the subject matter hereof and supercedes all prior agreements, undertakings and understandings, whether oral or written.

6.14

Resale Restrictions

Any shares issued pursuant to this Stock Option Plan will be subject to any resale restrictions required by TSX Venture Exchange policies or those of any securities regulatory authority having jurisdiction.

Approved by the Board of Directors of Anglo Swiss Resources Inc. on April 22, 2010.

SCHEDULE “A”

ANGLO SWISS RESOURCES INC.

2010 STOCK OPTION PLAN OPTION AGREEMENT

This Option Agreement is entered into between Anglo Swiss Resources Inc. (the “Company”) and the Optionee named below pursuant to the Anglo Swiss Resources Inc. 2007 Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.

 _________________________ (the “Grant Date”);

2.

_________________________  the “Optionee”);

3.

 was granted the option (the “Option”) to purchase _______________ Common shares (the “Option Shares”) of the Company;

4.

 for the price (the “Option Price”) of $ ________ per share;

5.

which shall be exercisable (“Vested”) in whole or in part in the following amounts on or after the following dates:

12.5% on approval by TSX Venture Exchange

12.5% every three months thereafter

6. terminating on the ______________________ (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once Option Shares have become Vested, the shares continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understandings the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ________day of ____________, 2010.

OPTIONEE

 ANGLO SWISS RESOURCES INC.

Per:

_______________________________

    ________________________________

Authorized signatory